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February 28, 2005


Christine Davis
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 04-06
Washington, D.C. 20549

RE:      CHINA WIRELESS COMMUNICATIONS, INC.
         FORM 8-K FILED JANUARY 18, 2005
         FILE NO. 333-49388

Dear Ms. Davis:

Attached is an amended Form 8-K filed by China Wireless Communications, Inc. The disclosure has been amended to cover the interim period from the date of the last audited financial statements to January 11, 2005, the date of resignation. Included as Exhibit 16.1 is a letter from the former accountants addressing the revised disclosures in the amendment.

I believe that your letter dated February 1, 2005 was sent prior to the filing of the Form 8-K disclosing the engagement of the new independent accountants. That Form 8-K, dated February 1, 2005, was filed February 3, 2005.

Please contact the undersigned if you have any further questions.

Sincerely,


/s/ FAY M. MATSUKAGE

Fay M. Matsukage

Enclosure
Cc:      China Wireless Communications, Inc.
         Moores Rowland Mazars